Filed Pursuant to Rule 433

Supplementing the

Preliminary Prospectus Supplement, dated May 7, 2020

Issuer Free Writing Prospectus dated May 7, 2020

Registration No. 333-237447

Hilltop Holdings Inc.

$50,000,000 5.75% Fixed-to-Floating Rate Subordinated Notes due 2030

$150,000,000 6.125 % Fixed-to-Floating Rate Subordinated Notes due 2035

Pricing Term Sheet

Issuer:	Hilltop Holdings Inc. (the “Company”)

Securities:	5.75% Fixed-to-Floating Rate Subordinated Notes due 2030 (the “2030 Notes”) 6.125% Fixed-to-Floating Rate Subordinated Notes due 2035 (the “2035 Notes” and, together with the 2030 Notes, the “Notes”)
Ratings (Fitch / Kroll / Egan Jones):

BBB-* / BBB+ / A-

* Fitch rating is the expected rating.

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Trade Date:	May 7, 2020

Settlement Date:	May 11, 2020 (T + 2)

	2030 Notes	2035 Notes
Principal Amount:	$50,000,000	$150,000,000

Maturity Date (if not previously redeemed):	May 15, 2030	May 15, 2035

Coupon:	From and including the Settlement Date to, but excluding, May 15, 2025 or the date of earlier redemption, (the “2030 fixed rate period”), a fixed rate per annum of 5.75%.	From and including the Settlement Date to, but excluding, May 15, 2030 or the date of earlier redemption, (the “2035 fixed rate period”), a fixed rate per annum of 6.125%.

	From and including May 15, 2025 to, but excluding, the Maturity Date or the date of earlier redemption (the “2030 floating rate period”), a floating rate per annum equal to a Benchmark rate, (which is expected to be the Three-Month Term SOFR) (each as defined in the prospectus supplement under “Description of the Notes—Interest”), plus 568 basis points for each quarterly interest period during the 2030 floating rate period, however, that in the event the Benchmark rate is less than zero, the Benchmark rate shall be deemed to be zero.	From and including May 15, 2030 to, but excluding, the Maturity Date or the date of earlier redemption (the “2035 floating rate period”), a floating rate per annum equal to a Benchmark rate, (which is expected to be the Three-Month Term SOFR) (each as defined in the prospectus supplement under “Description of the Notes—Interest”), plus 580 basis points for each quarterly interest period during the 2035 floating rate period, however, that in the event the Benchmark rate is less than zero, the Benchmark rate shall be deemed to be zero.

Interest Payment Dates:	Interest on the 2030 Notes will be payable on May 15 and November 15 of each year to, but not including May 15, 2025 or the date of earlier redemption and quarterly thereafter on February 15, May 15, August 15 and November 15 of each year to, but not including, the Maturity Date or the date of earlier redemption. The first interest payment date will be November 15, 2020.	Interest on the 2035 Notes will be payable on May 15 and November 15 of each year to, but not including May 15, 2030 or the date of earlier redemption and quarterly thereafter on February 15, May 15, August 15 and November 15 of each year to, but not including, the Maturity Date or the date of earlier redemption. The first interest payment date will be November 15, 2020.

Record Dates:	The 15th calendar day immediately preceding the applicable Interest Payment Date.	The 15th calendar day immediately preceding the applicable Interest Payment Date.

Optional Redemption:	The Company may, at its option, beginning with the interest payment date of May 15, 2025 and on any interest payment date thereafter, redeem the 2030 Notes, in whole or in part, from time to time, subject to obtaining Federal Reserve Approval (as defined in the prospectus supplement under “Description of the Notes—Redemption”), at a redemption price equal to 100% of the principal amount of the 2030 Notes being redeemed plus accrued and unpaid interest to but excluding the date of redemption.	The Company may, at its option, beginning with the interest payment date of May 15, 2030 and on any interest payment date thereafter, redeem the 2035 Notes, in whole or in part, from time to time, subject to obtaining Federal Reserve Approval (as defined in the prospectus supplement under “Description of the Notes—Redemption”), at a redemption price equal to 100% of the principal amount of the 2030 Notes being redeemed plus accrued and unpaid interest to but excluding the date of redemption.

Special Redemption:	The Company may redeem the 2030 Notes at any time prior to the Maturity Date, including prior to May 15, 2025, in whole, but not in part, subject to obtaining Federal Reserve Approval, upon the occurrence of a Tax Event or a Tier 2 Capital Event (each as defined in the prospectus supplement under “Description of the Notes—Redemption”), or if the Company is required to register as an investment company under the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to 100% of the principal amount of the Notes plus any accrued and unpaid interest to, but excluding the redemption date.	The Company may redeem the 2035 Notes at any time prior to the Maturity Date, including prior to May 15, 2030, in whole, but not in part, subject to obtaining Federal Reserve Approval, upon the occurrence of a Tax Event or a Tier 2 Capital Event (each as defined in the prospectus supplement under “Description of the Notes—Redemption”), or if the Company is required to register as an investment company under the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to 100% of the principal amount of the Notes plus any accrued and unpaid interest to, but excluding the redemption date.

Price to Public:	100.00%	100.00%

Proceeds to Issuer (after underwriters’ discount, but before expenses):	$49,500,000	$148,500,000

CUSIP/ISIN:	432748 AD3 / US432748AD31	432748 AE1/ US432748AE14

Day Count Convention:	Fixed rate period: 30/360. Floating rate period: 360-day year and the number of days actually elapsed.

Denominations:	$2,000 minimum denominations and $1,000 integral multiples thereof

Use of Proceeds:	The Company intends to use the net proceeds of this offering for general corporate purposes.

Ranking; Subordination:	The Notes will be unsecured, subordinated obligations and:
	•	will rank junior in right of payment to the Company’s existing and future Senior Debt (as defined in the prospectus supplement under “Description of the Notes—Ranking; Subordination”);

	•	will rank equal in right of payment with any of the Company’s existing and all of the Company’s future indebtedness the terms of which provide that such indebtedness ranks equally with the Notes and certain other obligations;

	•	will rank senior in right of payment to any of the Company’s future indebtedness the terms of which provide that such indebtedness ranks junior in right of payment to the Notes; and

	•	will be structurally subordinated to all of the existing and future indebtedness, deposits and other liabilities of the Company’s current and future subsidiaries, including without limitation, PlainsCapital Bank.

As of March 31, 2020, on a consolidated basis, the Company’s liabilities totaled approximately $13.54 billion, which includes approximately $9.95 billion of deposit liabilities, $178.0 million of Federal Home Loan Bank borrowings, $150.0 million of 5% Senior Notes due 2025, $67.0 million of junior subordinated debentures issued or assumed by a subsidiary of the Company, and $3.2 billion of other liabilities. All of these liabilities are contractually or structurally senior to the Notes. The Indenture does not limit the amount of additional indebtedness the Company or its subsidiaries may incur.

Book-Running Managers:	Piper Sandler & Co. U.S. Bancorp Investments, Inc.

The Issuer has filed a shelf registration statement (File No. 333-237447) (including a base prospectus) and a related preliminary prospectus supplement dated May 7, 2020 (the “Preliminary Prospectus Supplement”) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offerings will arrange to send you the prospectus and the related preliminary prospectus supplement if you request it by emailing Piper Sandler & Co. at fsg-dcm@psc.com or by calling U.S. Bancorp Investments, Inc. toll-free at (877) 558-2607.

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Other information (including other financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the information contained herein. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.